SIMPSON THACHER & BARTLETT LLP

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July 3, 2008

VIA COURIER AND EDGAR

Re:	Marathon Acquisition Corp. and GSL Holdings, Inc. Joint Proxy Statement on Schedule 14A/Registration Statement on Form F-4 File No. 333-150309

Max A. Webb

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Webb:

On behalf of Marathon Acquisition Corp, a Delaware corporation (“Marathon”), GSL Holdings, Inc., a Marshall Islands corporation (“GSL Holdings”), and Global Ship Lease, Inc., a Marshall Islands corporation (“Global Ship Lease” and, collectively with Marathon and GSL Holdings, the “company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 to the above-referenced Joint Proxy Statement/Registration Statement in connection with the proposed merger of Marathon, GSL Holdings and Global Ship Lease, marked to show changes from Pre-Effective Amendment No. 2 to the Joint Proxy Statement/Registration Statement as filed on June 24, 2008 (File No. 333-150309). The Joint Proxy Statement/Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission	-2-	July 3, 2008

In addition, we are providing the following responses to your comment letter, dated July 1, 2008, regarding the Joint Proxy Statement/Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3 to the Joint Proxy Statement/Registration Statement. The responses and information described below are based upon information provided to us by Marathon or Global Ship Lease.

Securities and Exchange Commission	-3-	July 3, 2008

General

1.	Following up on our telephone conversation of June 30, 2008 with counsel, please provide us with a more complete analysis regarding Mr. Gross’s 10b5-1 plan and the application of the tender offer rules to the plan.

In response to the Staff’s comment, the company respectfully refers the Staff to the letter, dated July 1, 2008, from Akin Gump Strauss Hauer & Feld LLP on behalf of the company regarding Mr. Gross’s 10b5-1 plan.

2.	Refer to your disclosure relating to Mr. Gross’s 105b-1 plan. Please revise your disclosure in all applicable sections to describe its purposes and terms more completely, including (i) the name of the broker, (ii) the starting and ending dates for the plan, (iii) the source of Mr. Gross’s funds to acquire the shares and, if appropriate, the collateral to, and repayment plan for, any loan received by Mr. Gross this purpose, (iv) the number of shares purchased under the plan and (v) the prices at which those shares were purchased. In addition, in an appropriate location of your document, disclose the effects resulting from the shares purchased under the plan on the number of shares held by public shareholders and insiders, and the effect on the number of shares that could block the transaction from being approved.

In accordance with the Staff’s comment, the company has revised the disclosure relating to Mr. Gross’s 10b5-1 plan and explained the effects resulting from the shares purchased under the plan on pages 7, 8, 35, 36, 50, 53, 59, 60, 64, 65, 191 and 192.

GSL Holdings, Inc. Summary Financial Information, page 15

3.	We note from your response to our prior comment 1 that you have revised to include a separate section with GSL Holdings, Inc. summary pro forma financial information. However, we note that footnote (1) does not accurately reflect the nature of the pro forma revenue as it appears to imply the revenue is based on historical amounts, when in fact the pro forma amount is based on adjustments to Global Ship Lease’s historical revenue. Please revise to refer to adjustment M, N and O on page 100-101 for description of how the pro forma revenue is determined. Also, footnote (2) to the pro forma financial information is not applicable to GSL Holdings, Inc. pro forma financial information, due to the fact that the pro forma amounts do not represent actual predecessor group costs and do take into consideration expenses that will be incurred when GSL Holdings is an independent public company. Additionally, footnote (4) is not applicable as there are no amounts presented in the pro forma financial information that will not be assumed by GSL Holdings. Please revise accordingly.

The company has revised footnote (1) on page 17 to clarify the nature of the pro forma revenue and has deleted footnotes (2) and (4) on page 17 in accordance with the Staff’s comment.

Unaudited Pro Forma Combined Income Statements, page 95 and 96

Notes to Pro Forma Combined Income Statement

Adjustment (T), page 104

4.	We note from your response to our prior comment 5 that you have included an amount for the expected grants of equity awards as part of the pro forma general and administrative expense adjustment. Please explain to us how you calculated or determined that a fair value of $7.50 per share would be the appropriate fair value to use for the restricted stock issued.

Securities and Exchange Commission	-4-	July 3, 2008

In response to the Staff’s comment, the company has revised the disclosure on page 106 to explain that the fair value of $7.50 per share was the market price on the American Stock Exchange of Marathon common stock on January 3, 2007, the pro forma date of grant.

5.	We note from your response to our prior comment 11 that you have revised Note T to disclose why you believe that the amounts for director’s fees and expenses and salaries and benefits are factually supportable. However, we do not believe that your revised disclosure adequately responds to our prior comment. Please revise your discussion in Note T to disclose the basis for your estimate of cash compensation and other benefits with respect to other officers and employees (e.g., based on review of peer companies, Global Ship Lease historical amounts, etc.).

In response to the Staff’s comment, the company has revised the disclosure in note T on page 106 to explain that the estimates of cash compensation and other benefits with respect to other officers and employees were based on costs incurred by Global Ship Lease for similar services during its first six months of operations.

Audited Financial Statements of Marathon Acquisition Corp.

Note 2. Summary of Significant Accounting Policies

(c) Interest Attributable to Common Stock Subject to Possible Conversion

6.	We note from your response to our prior comment 16 that you have revised your disclosure in Note 2 to discuss the nature of the income statement line item “interest attributable to common stock subject to possible conversion.” However, we do not believe that your revised disclosure clearly explains how the amount on the income statement is calculated or determined. Please revise accordingly. Also, please include disclosure of why there is no amount recorded for the year ended December 31, 2006.

In accordance to the Staff’s comment, the company has revised note C on pages F-45 and F-46 to disclose how the amount of interest attributable to common stock subject to possible conversion is calculated and to explain why there is no amount recorded for the year ended December 31, 2006.

Other

7.	Please revise Marathon Acquisition Corporation’s Proxy Statement as filed on Schedule 14A to comply with the above comments.

The company acknowledges the Staff’s comment and has revised Marathon Acquisition Corporation’s Proxy Statement as filed on Schedule 14A to comply with the above comments.

8.	Please include currently dated consents of your independent registered accountants in any future amendments to your Form F-4 registration statement.

In accordance with the Staff’s comment, the company has included in Pre-Effective Amendment No. 3 to the Joint Proxy Statement/Registration Statement and will include in future amendments currently dated consents of its independent registered accountants.

Securities and Exchange Commission	-5-	July 3, 2008

9.	Please consider the financial statement updating requirements outlined in Item 8.A of Form 20-F.

The company acknowledges the Staff’s comment and has considered the financial statement updating requirements outlined in Item 8.A. of Form 20-F.

* * * * * * * * * *

Please do not hesitate to call Edward J. Chung at (212) 455-3023 or Jacob Kleinman at (212) 455-2498 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

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